December 20, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Know Labs, Inc. Withdrawal of Amendment to Form S-3 filed on December 19, 2022 to Registration Statement on Form S-3 (File No. 333- 268655)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Know Labs, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Amendment to Registration Statement filed with the Commission on December 19, 2022 (the “S-3 Amendment”).

The S-3 Amendment is being withdrawn for the reason that it was inadvertently tagged as "S-3/A" instead of "424(b)(3)", a Prospectus Filed Pursuant to Rule 424(b)(3).

The Company intends to file a new Prospectus pursuant to Rule 424(b)(3) with the Commission immediately following this Withdrawal request.

If you have any questions regarding this application for withdrawal, please contact Lockett + Horwitz, A Professional Law Corporation as counsel to the Registrant, at (949)-540-6540.

Very truly yours,

Know Labs, Inc.

/s/ Phillip A. Bosua
Phillip A. Bosua
Chief Executive Officer